FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 1000, 815 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

Suite 1000, 815 8th Avenue SW

Calgary, Alberta T2P 3P2

Alberta Securities Commission

British Columbia Securities Commission

June 26, 2007

RE: NOTICE OF CHANGE OF AUDITORS PURSUANT TO NATIONAL INSTRUMENT 51-102

Notice is hereby given of a change of auditors of MegaWest Energy Corp (the “Corporation”).

Morgan & Company, Chartered Accountants, the former auditors of the Corporation, advised that it will not stand as auditor of the Corporation at its next annual general meeting of shareholders and resigned as of June 25, 2007. The Directors of the Corporation propose to appoint KPMG LLP as auditors of the Corporation effective June 26, 2007 and to have the shareholders of the Company ratify and approve the appointment of KPMG LLP, as the Corporation’s auditors at its next annual general meeting of shareholders.

In the opinion of the Corporation, prior to the resignation, there were no reportable events as defined by Section 4.11(1) of National Instrument 51-102. There have been no reservations in the auditors’ report for the Corporation’s financial statements for the years ended April 30, 2006 and 2005 or any previous period.

The contents of this notice, the resignation of Morgan & Company and the recommendation to appoint KPMG LLP as successor auditors, has been considered and approved by the Corporation’s Board of Directors, and is further subject to the approval and ratification of the shareholders of the Corporation, which will be sought at the Corporation’s next annual meeting.

On behalf of the Board,

MEGAWEST ENERGY CORP

/s/ David Sealock

David Sealock

Corporate Secretary

MORGAN & COMPANY

Chartered Accountants

June 27, 2007

British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Dear Sirs:

RE: NOTICE OF CHANGE OF AUDITORS DATED JUNE 26, 2007 WITH RESPECT TO MEGAWEST ENERGY CORP. (FORMERLY BROCKTON CAPITAL CORP.)

With respect to the above noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of Auditors for MegaWest Energy Corp, (formerly. Brockton Capital Corp.) and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Morgan & Company, Chartered Accountants.

Yours truly,

/s/ Morgan & Company

Chartered Accountants ADL/nm

cc: The Board of Directors, MegaWest Energy Corp. (formerly Brockton Capital Corp.)

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	MEMBER OF jhi	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

KPMG	KPMG LLP Chartered Accountants 2700 - 205 5 Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, AB T2P 3C4

Dear Sirs/Mesdames

Re:          Notice of Change of Auditors of

MegaWest Energy Corp. (formerly Brockton Capital Corp)

We have read the Notice of Change of Auditors of MegaWest Energy Corp. (formerly Brockton Capital Corp) dated June 26, 2007 and are in agreement with the statements contained in such Notice.

Yours very truly

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada June 27, 2007

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George T. Stapleton

George T. Stapleton, II

Chief Executive Officer, President and Director

(Principal Executive Officer)

Dated: July 6, 2007

CW1310460.1